Exhibit 99.1

Eros International Plc Reports Second Quarter Fiscal Year 2018 Results

Eros Now paying subscribers grow at 70% (YTD)

Isle of Man–November 22, 2017: Eros International Plc (NYSE: EROS) (“Eros” or “the Company”), a leading global company in the Indian film entertainment industry, today reported its quarterly financial results for the three and six months ended September 30, 2017.

Key Highlights

•	Eros Now grew its paying subscriber base at over 70% (YTD) from 2.1 million at March 31, 2017 to 3.7 million as of September 30, 2017. As of September 30, 2017, the registered users reached over 75 million. Company re-affirms previous guidance of 6-8 million paying subscribers by FYE 2018.
•	Eros Now expands global footprint by entering into a partnership with Telecel Global in the South African market.
•	Eros Now partners and launches with Roku, continuing to increase its global OTT footprint across US, UK, Canada, France, South America.
•	Eros Now continues to widen its platform agnostic strategy with premium placement on LG SmartTVs worldwide.
•	Eros has $113 million of cash on the balance sheet as of September 30, 2017.
•	Consolidated revenue for the three months ended September 30, 2017 was $63.3 million.
•	Operating profit for the three months ended September 30, 2017 was $14.4 million.
•	Eros Now original slate continues to grow, now also including straight to digital feature films, short films and original series.

A reconciliation of the non-GAAP financial measures discussed within this release to our GAAP operating results are included at the end of this release. See also “Non-GAAP Financial Measures.”

Management Comments:

Jyoti Deshpande, Eros’ Group Chief Executive Officer and Managing Director said:

“We are pleased to announce another strong quarterly performance. We continue to transition the company from a leading film studio to a digital company as we build on the momentum of our Eros Now platform which has crossed over 3.7 million paying subscribers.  4G telecom based growth in India continues to be bouyant and Eros Now continues to grow favourably due to the exclusive and dynamic relationships we have built with the leading telcos in India. We are confidently on track to hit our 6-8 million paying subscriber target by the end of fiscal 2018 and at least doubling that by the end of fiscal 2019. Over the past few months we have entered into several new distribution partnerships with both OEM’s and distributors - including Roku, LG and Telecel Global in South Africa. As we grow our Eros Now userbase outside of India, these partnerships will be very important for us to reach as many new markets and customers as possible growing our base in the most efficient and effective ways.

Throughout the past year, we have strategically chosen to concentrate on medium and lower budget content driven films rather than high budget star driven films. This strategy is paying off as we saw several of our films generate strong returns this quarter, including the hit comedy ‘Shubh Mangal Savdhan’, ‘Munna Michael’ and ‘Newton” which went on to become India’s official entry to this year’s Academy Awards. Looking ahead, we will continue to pursue our strategy of content driven films that are green-lit at an appropriate budget with attractive ROI possibilities while leveraging our strong library of films to generate margin-enhancing performance.”

Prem Parameswaran, Group Chief Financial Officer and President of North America also commented:

“We delivered strong financial results in the quarter and first six months of Fiscal Year 2018. On the operational side, we had several well-received theatrical releases this quarter as well as robust TV syndication revenues. We posted one of our best ever quarters for digital and ancillary revenues, buoyed by the success of Eros Now and growth in paying subscribers, which we had highlighted last month. For the six months ended September 30, 2017, operating profit increased substantially compared to the year ago period, with operating profit and Adjusted EBITDA margins of 21.1% and 24.9%, respectively. With over $113 million of cash on our balance sheet and a reduction in short-term borrowings, our balance sheet remains strong and we are well capitalized for future growth.”

Recent Operational Highlights

•	Seven films were released in Q2 Fiscal Year 2018 of which two were medium budget and five were low budget films as compared to 18 films in Q2 Fiscal Year 2017, of which two were high budget, four were medium budget and twelve were low budget films. This is in line with the Eros strategy of developing its own intellectual property by partnering with both Indian talent and international film companies that offer strategic benefits.

•	Munna Michael (Hindi), Shubh Mangal Savdhan (Hindi), Newton (Hindi), Sniff (Hindi) and the regional slate comprising of Boss 2, Projapoti Biskut and Baap Janam were the main revenue contributing films during the quarter. Shubh Mangal Savdhan, a romantic comedy was well-received by critics and registered solid box office collections, delivering an attractive return on investment.

•	Newton has been selected as India’s official entry for the Best Foreign Film language category at the 2018 Academy Awards. It also received accolades at the Berlin Film Festival earlier this year. Pre-sales and catalogue sales continued in this period and contributed to profitability and strong margins.

•	Eros has a compelling film slate planned for Fiscal Year 2018, including films such as Happy Bhaag Jayegi 2, Mukkebaaz, Ribbon, Rukh and Nimmo. In addition, Eros looks forward to releasing Tamil, Telugu, Punjabi, Bengali, Marathi and Malayalam films during the year.

•	As previously reported, as of September 30, 2017, Eros Now has exceeded 75 million registered users and 3.7 million paying users worldwide across APP, WAP and Web.

•	Eros’ platform agnostic strategy continues with Eros Now entering into new deals that cover the entire spectrum from OEM to broadband companies to significant platform service providers, all of which provide direct customer interface for Eros Now. Eros Now entered into deals with LG, Roku and Telecel Global. Subscribers as of September 30, 2017 do not include contribution from these deals.

Eros Now and Partnerships

Eros Now holds rights to more than 10,000 films, of which approximately 5,000 films are owned in perpetuity, and across Hindi and regional languages.

Eros Now is committed to bringing exciting fresh content to its audiences. Eros Now’s contemporary original programs spanning genres such as comedies, drama, mythological dramas, thrillers as well as satires will release over Fiscal Year 2018 and Fiscal Year 2019. At least 50% of Eros’ programs have been conceptualized by its writers’ rooms across Trinity and Eros Now. A few of our originals include:

•	Flesh with Siddharth Anand : An 8 year old girl goes missing and her NRI parents are forced to seek the help of a suspended female cop in their search for her. An ex-human trafficker is blackmailed to join the search or else risk his sinful past catching with him.

•	Swarajya: On the eve of India's independence, two senior civil servants in Nehru's government find themselves in the center of the storm, having to deal with myriad issues relating to the transfer of power and birth of a new nation.

•	Minerva Mills Malady: Following the Minerva Mills Case in the 1970s through the eyes of the petitioners.

•	Kurukshetra with Prakash Kovalamadhi: The tribals thought they were Gods. The army thought they were militants. What they turn out to be, are five children with ‘superpowers’ emerging from a genetic mutation. And with destinies that, almost uncannily, resemble the trajectory of the Mahabharata.

•	Hacked with Abbas Tyrewala: A young man must team up with the spirit of a dead hacker that haunts his new laptop to uncover the truth behind his killing, leading them to a bloody conspiracy of murdered nuclear scientists.

In addition to the originals, Eros Now also has 5 straight to digital films in various stages of production. These comprise short films as well as longer format films.

Eros Now continues to focus on numerous partnerships spanning OEMs, Telco’s and broadband providers.

•	Eros Now announced entry into the South African Market with its Telecel Global partnership. Eros Now will be available to Telecel customers as a bundled service with their prepaid and postpaid data plans, IPTV and set-top box with multi-purpose quad service applications. Eros Now will leverage a committed number of annual paid subscribers from this association with Telecel.

•	Eros Now expanded content availability with LG Smart TVs worldwide with a preferred placement for the Eros Now app in the devices in India. Eros Now’s vast library of Bollywood and regional language films, music videos, TV shows, originals and more will be accessible by millions of LG smart TV owners across the globe.

•	Continuing with its global expansion, Eros Now partnered with Roku Inc. Roku devices can now stream Eros Now’s vast library of Bollywood and regional language films, TV shows, and originals in the USA, Canada, France, South America and UK.

Eros International Plc Financial Highlights:

	Three Months Ended September 30			Six Months Ended September 30
(dollars in millions)	2017	2016	% change	2017	2016	% change

Revenue	$63.3	$71.9	(12)	$124.1	$143	(13.2)

Gross profit	28.2	22.9	23.1	54	46	17.4

Operating profit	14.4	5.5	161.8	26.1	12.7	105.5

Financial Results for the Three and Six Months Ended September 30, 2017

Revenue

In the three months ended September 30, 2017, the Eros film slate was comprised of seven films of which two were medium budget and five were low budget as compared to 18 films in the three months ended September 30, 2016, of which two were high budget, four were medium budget and twelve were low budget.

In the three months ended September 30, 2017, the Company’s slate of seven films comprised of four Hindi film and three regional films as compared to the same period last year where its slate of 18 films comprised five Hindi films, seven Tamil/Telugu films and six regional films.

In the six months ended September 30, 2017, the Eros film slate was comprised of 12 films of which one film was high budget, three were medium budget and eight were low budget films as compared to 32 films in the six months ended September 30, 2016, of which five were high budget, six were medium budget and 21 were low budget.

In the six months ended September 30, 2017, the Company’s slate of 12 films comprised of five Hindi films, one Tamil/Telugu film and six regional films as compared to the same period last year where its slate of 32 films comprised of ten Hindi films, thirteen Tamil/Telugu films and nine regional films.

For the three months ended September 30, 2017, revenue decreased by 12% to $63.3 million, compared to $71.9 million for the three months ended September 30, 2016. In the six months ended September 30, 2017, revenue decreased by 13.2% to $124.1 million, compared to $143 million for the six months ended September 30, 2016.

For the three months ended September 30, 2017, aggregate theatrical revenues decreased by 38% to $19.4 million from $31.3 million for the three months ended September 30, 2016, mainly due to a lower number of films, especially high and medium budget Hindi films. In the six months ended September 30, 2017, revenue decreased by 37.4% to $43 million, compared to $68.7 million for the six months ended September 30, 2016. The decrease in theatrical revenue reflects the mix of films released in each period as mentioned above.

For the three months ended September 30, 2017, aggregate revenues from television syndication decreased by 11.1% to $23.2 million from $26.1 million for the three months ended September 30, 2016, mainly due to lower new release television revenues partially offset by catalogue revenues. In the six months ended September 30, 2017, revenue decreased by 11.2% to $40.6 million, compared to $45.7 million for the six months ended September 30, 2016. This was due to lower catalogue sales in six months ended September 30, 2017.

For the three months ended September 30, 2017, the aggregate revenues from digital and ancillary increased by 42.1% to $20.6 million from $14.5 million for the three months ended September 30, 2016 primarily on account of contribution from Eros Now and catalogue revenues. In the six months ended September 30, 2017, revenue increased by 41.6% to $40.5 million, compared to $28.6 million for the six months ended September 30, 2016.

Three months ended	High	Medium	Low	Total
September 30, 2017	0	2	5	7
September 30, 2016	2	4	12	18

Six months ended	High	Medium	Low	Total
September 30, 2017	1	3	8	12
September 30, 2016	5	6	21	32

Revenue from India decreased by 36.3% to $25.4 million in the three months ended September 30, 2017, compared to $39.9 million in the three months ended September 30, 2016 mainly due to lower theatrical revenues associated with fewer films released in the quarter ended September 30, 2017. In the six months ended September 30, 2017, revenue from India decreased by 38.5% to $50.8 million, compared to $82.6 million for the six months ended September 30, 2016. The decrease in overall theatrical revenue was offset by stronger catalogue revenue contribution.

Revenue from Europe increased by 8.5% to $5.1 million in the three months ended September 30, 2017, compared to $4.7 million in the three months ended September 30, 2016. This was due to higher catalogue sales partially offset by lower theatrical revenues associated with fewer films released in the quarter ended September 30, 2017. In the six months ended September 30, 2017, revenue from Europe increased by 58.7% to $14.6 million, compared to $9.2 million for the six months ended September 30, 2016.

Revenue from North America decreased by 20% to $0.4 million in the three months ended September 30, 2017, compared to $0.5 million in the three months ended September 30, 2016 mainly due to lower theatrical revenues associated with fewer films released in the quarter ended September 30, 2017. In the six months ended September 30, 2017, revenue from North America decreased by 68.4% to $0.6 million, compared to $1.9 million for the six months ended September 30, 2016.

Revenue from the rest of the world increased by 20.9% to $32.4 million in the three months ended September 30, 2017, compared to $26.8 million in the three months ended September 30, 2016. This was due to higher catalogue sales partially offset by lower theatrical revenues associated with fewer films released in the quarter ended September 30, 2017. In the six months ended September 30, 2017, revenue from rest of world increased by 18.1% to $58.2 million, compared to $49.3 million for the six months ended September 30, 2016.

Cost of sales

For the three months ended September 30, 2017, cost of sales decreased by 28% to $35.2 million compared to $48.9 million in the three months ended September 30, 2016. The decrease was mainly due to lower amortization costs, lower marketing, advertising and distribution costs associated with fewer films released in the quarter ended September 30, 2017. In the six months ended September 30, 2017, cost of sales decreased by 27.7% to $70.1 million, compared to $96.9 million for the six months ended September 30, 2016.

Gross profit

For the three months ended September 30, 2017, gross profit increased by 23.1% to $28.2 million, compared to $22.9 million in the three months ended September 30, 2016. As a percentage of revenues, the Company’s gross profit margin was 44.4% in the three months ended September 30, 2017, compared to 31.8% in the three months ended September 30, 2016. This was mainly due to lower cost of sales linked to film mix and contribution from high margin catalogue revenues. In the six months ended September 30, 2017, gross profit increased by 17.4% to $54 million, compared to $46 million for the six months ended September 30, 2016.

Administrative costs

For the three months ended September 30, 2017, administrative costs decreased by 21.3% to $13.7 million compared to $17.4 million for the three months ended September 30, 2016 mainly due to decrease in share based compensation. In the six months ended September 30, 2017, administrative costs decreased by 16.5% to $ 27.9 million, compared to $33.4 million for the six months ended September 30, 2016.

Net finance costs

For the three months ended September 30, 2017, net finance costs increased by 18.2% to $5.2 million, compared to $4.4 million in the three months ended September 30, 2016 mainly due to lower income from financing activities and increased borrowing costs. In the six months ended September 30, 2017, net finance costs increased by 39.5% to $10.6 million, compared to $7.6 million for the six months ended September 30, 2016.

Income tax expense

For the six months ended September 30, 2017, income tax expenses decreased by 42.4% to $3.8 million, compared to $6.6 million in the six months ended September 30, 2016. Effective income tax rates were 20.0% and 28.6% for September 30, 2017 and September 30, 2016, respectively excluding non-deductible share-based payment charges and gain/loss on fair valuation of derivative liabilities. The change in effective rate principally reflects a change in the mix of the profits earned from taxable and non- taxable jurisdictions.

Net Income

For the three months ended September 30, 2017, net income increased by 257.1% to $2.2 million, compared to $ (1.4) million in the three months ended September 30, 2016. For the six months ended September 30, 2017, net income increased by 100% to 4.0 million, compared to $2.0 million in the six months ended September 30, 2016.

Trade Receivables

As of September 30, 2017, Trade Receivables increased to $237.2 million from $226.8 million as of March 31, 2017 mainly due to higher catalogue sales in this quarter. Catalogue sales have payment terms that sometimes extend up to a year. The Company collected over $13 million of trade receivables post September 30, 2017.

Conference Call

The Company will host a conference call on Monday November 27th, 2017, at 8:30 AM Eastern Standard Time.

To access the call please dial 718 354 1359 or 877 280 2342 from the United States, or +44 (0)20 3427 1910 or +44 (0)80 0279 5736 from outside the U.S. The conference call I.D. number is 6917202. Participants should dial in 5 to 10 minutes before the scheduled time.

A replay of the call can be accessed through December 3, 2017 by dialing 719 457 0820 or 888 203 1112 from the U.S., or +44 (0)20 7984 7568 or +44 (0)80 8101 1153 from outside the U.S. The conference call I.D. number is 6917202. The call will be available as a live webcast, which can be accessed at Eros’ Investor Relations website. A replay of the webcast recording will be available until November 21, 2018.

Non-GAAP Financial Measures

Net Income

The Company uses the term Net Income, as the International Financial Reporting Standards (“IFRS”) define the term as synonymous with profit for the period.

Adjusted EBITDA

In addition to the results prepared in accordance with IFRS provided in this release, the Company uses Adjusted EBITDA. The company uses Adjusted EBITDA along with other IFRS measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of financial assets and available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs related to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that Adjusted EBITDA is useful to investors in evaluating our results of operations because this measure:

• is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such, term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

• help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

• is used by our management team for various other purposes, including presentations to our board of directors, as a basis for strategic planning and forecasting.

See the supplemental financial schedules for a reconciliation of Adjusted EBITDA to Net Income.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this press release and in related comments by Eros’ management contains forward-looking statements.  In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” ‘‘anticipate,’’ ‘‘believe,’’ “feel,” “contemplate,” ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘continue,’’ ‘‘should,’’ ‘‘could,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘project,’’ ‘‘predict,’’ ‘‘will,’’ “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this press release. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros’ control, including but not limited to market conditions and economic conditions. Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption “Risk Factors” in Eros’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros’ actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Seasonality

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

About Eros International, Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc was the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has a competitive advantage through its extensive and growing movie library comprising of over 3,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. Eros International has built a dynamic business model by combining the release of new films every year with the exploitation of its film library. The company also owns the rapidly growing OTT platform Eros Now. For further information please visit: www.erosplc.com

Eros International Plc

Mark Carbeck

Chief Corporate & Strategy Officer
+44 (0)20 7258 9909
Email: mark.carbeck@erosintl.com

Media:

Sloane & Company
Kristen Duarte, 212-446-1890
Email: kduarte@sloanepr.com

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Note	September 30, 2017	March 31, 2017
ASSETS
Non-current assets
Property, plant and equipment		$10,018	$10,354
Goodwill		4,992	4,992
Intangible assets — trade name		14,000	14,000
Intangible assets — content	5	889,361	904,628
Intangible assets — others		5,500	4,360
Available-for-sale financial assets		29,693	29,613
Trade and other receivables	1	8,606	11,443
Income tax receivable		933	1,051
Restricted deposits		1,307	335
Deferred income tax assets		612	112
Total non-current assets		$965,022	$980,888

Current assets
Inventories		$324	$214
Trade and other receivables	1	254,072	242,762
Current income tax receivable		234	253
Cash and cash equivalents		113,316	112,267
Restricted deposits		14,297	6,981
Total current assets		382,243	362,477
Total assets		$1,347,265	$1,343,365

LIABILITIES
Current liabilities
Trade and other payables		$90,414	$120,082
Acceptances	3	8,883	8,935
Short-term borrowings	2	156,143	180,029
Current income tax payable		9,263	7,055
Total current liabilities		$264,703	$316,101

Non-current liabilities
Long-term borrowings	2	$94,384	$89,841
Other long-term liabilities		5,237	5,349
Derivative financial instruments		11,584	12,553
Deferred income tax liabilities		37,161	35,973
Total non-current liabilities		$148,366	$143,716
Total liabilities		$413,069	$459,817

EQUITY
Share capital	4	$31,996	$31,877
Share premium		403,606	399,686
Reserves		448,760	436,997
Other components of equity		(49,632)	(48,118)
JSOP reserve		(15,985)	(15,985)
Equity attributable to equity holders of Eros International Plc		$818,745	$804,457
Non-controlling interest		115,451	79,091
Total equity		$934,196	$883,548
Total liabilities and shareholder’s equity		$1,347,265	$1,343,365

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three Months Ended September 30,		Six Months Ended September 30,
	Note	2017	2016	2017	2016

Revenue	8	$63,308	$71,876	$124,140	$142,971
Cost of sales		(35,155)	(48,935)	(70,110)	(96,945)
Gross profit		28,153	22,941	54,030	46,026
Administrative cost		(13,708)	(17,447)	(27,894)	(33,352)
Operating profit		14,445	5,494	26,136	12,674
Financing costs		(5,715)	(4,947)	(11,533)	(8,801)
Finance income		546	573	980	1,234
Net finance costs		(5,169)	(4,374)	(10,553)	(7,567)
Other (losses)/gains	9	(6,229)	1,534	(7,752)	3,566
Profit before tax		3,047	2,654	7,831	8,673
Income tax		(831)	(4,049)	(3,817)	(6,629)
Profit / (Loss) for the period		$2,216	$(1,395)	$4,014	$2,044

Attributable to:
Equity holders of Eros International Plc		$(1,931)	$(3,686)	$(3,258)	$(1,699)
Non-controlling interest		4,147	2,291	7,272	3,743

Earnings/(loss) per share(cents)
Basic earnings/(loss) per share	7	(3.2)	(6.3)	(5.4)	(2.9)
Diluted earnings/(loss) per share	7	(3.3)	(6.4)	(5.6)	(3.4)

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2017	2016	2017	2016

Profit / (Loss) for the period	$2,216	$(1,395)	$4,014	$2,044

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(2,352)	4,448	(2,750)	1,203
Reclassification of the cash flow hedge to the statement of operations, net of tax	—	201	187	402

Total other comprehensive income/(loss) for the period	$(2,352)	$4,649	$(2,563)	$1,605
Total comprehensive income for the period, net of tax	$(136)	$3,254	$1,451	$3,649

Attributable to:
Equity holders of Eros International Plc	$(3,482)	$192	$(4,771)	$(313)
Non-controlling interest	3,346	3,062	6,222	3,962

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

		Six Months Ended September 30,
	Note	2017	2016
Cash flows from operating activities:
Profit before tax		$7,831	$8,673
Adjustments for:
Depreciation		533	393
Share based payment	6	7,471	14,524
Amortization of intangible film and content rights		60,716	75,143
Amortization of other intangibles assets		725	770
Other non-cash items	10	9,673	(6,466)
Net finance costs		10,553	7,567
Gain on sale of available for sale financial asset		—	(58)
Loss on sale of property, plant and equipment		4	—
Changes in trade and other receivables		(49,776)	(54,539)
Changes in inventories		11	19
Changes in trade and other payables		(13,520)	17,561
Cash generated from operations		34,221	63,587
Interest paid		(11,155)	(8,826)
Income taxes paid		429	(3,779)
Net cash generated from operating activities		$23,495	$50,982

Cash flows from investing activities:
Proceeds from sale of available for sale financial assets		40,221	288
Purchases of property, plant and equipment		(125)	(511)
Proceeds from/(investment in) restricted deposits held with banks		(8,185)	(554)
Purchase of intangible film and content rights		(43,004)	(58,478)
Purchase of other intangible assets		(9)	—
Interest received		2,006	1,739
Net cash used in investing activities		$(9,096)	$(57,516)

Cash flows from financing activities:
Proceeds from disposal of subsidiary shares		466	—
Proceeds from issue of share capital		78	30,296
Proceeds from issue of shares by subsidiary		—	1
Proceeds from short-term debt		23,200	25,020
Repayment of short-term debt		(17,513)	(61,935)
Proceeds from long-term borrowings		10,708	1,696
Repayment of long-term borrowings		(5,503)	(6,000)
Proceeds from short-term debt with maturity less than three months (net)		(28,062)	2,847
Net cash generated from financing activities		$(16,626)	$(8,075)

Net decrease in cash and cash equivalents		(2,227)	(14,609)
Effect of exchange rate changes on cash and cash equivalents		3,276	(905)
Cash and cash equivalents, beginning of period		112,267	182,774
Cash and cash equivalents, end of period		$113,316	$167,260

Supplemental Financial Data

1.	TRADE AND OTHER RECEIVABLES

	As at
	September 30, 2017	March 31, 2017

Trade receivables, net	$237,184	$226,822
Other receivables	21,598	25,683
Prepaid charges	549	277
Accrued revenues	3,347	1,423
Trade and other receivables	$262,678	$254,205

Current trade and other receivables	254,072	242,762
Non-current trade and other receivables	8,606	11,443
	$262,678	$254,205

2.	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

			As at
	Nominal Interest Rate	Maturity	September 30, 2017	March 31, 2017

Asset backed borrowings
Vehicle loan	10.0% - 12.0%	2017-21	$223	$325
Term loan	BPLR+1.8% - 2.75%	2017	—	1,264
Term loan	BPLR+2.75%	2017-18	31	466
Term loan	BPLR+2.85%	2019-21	4,766	5,776
Term loan	BPLR+2.55% - 3.4%	2020-21	10,265	11,945
Term loan	13.75%	2017-22	10,568	—
Retail bond	6.5%	2021-22	$66,990	$62,672
Revolving facility	LIBOR +7.5% and Mandatory Cost	2017-18	52,736	85,000
Term loan	MCLR+3.45%	2021-22	13,567	14,603
			$159,146	$182,051

Other borrowings	10.5%	2021-22	5,353	5,853
			$5,353	$5,853

Nominal value of borrowings			$164,499	$187,904
Cumulative effect of unamortized costs			(1,372)	(1,665)
Installments due within one year			(68,743)	(96,398)
Long-term borrowings — at amortized cost			$94,384	$89,841

Bank Prime Lending Rate (“BPLR”) and Marginal Cost Based Lending Rate (“MCLR”) is an Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

		As at
	Nominal interest rate (%)	September 30, 2017		March 31, 2017

Asset backed borrowings
Export credit bill discounting and overdraft	BPLR+1-3.5%	$41,414		$41,687
Export credit and overdraft	LIBOR+3.5%	23,480		24,572
Other short-term loan	13-14.25%	9,404		5,396
Other short-term loan	10.20%	11,412		—
Term loan	MCLR+4.25%	1,690		4,943
		$87,400		$76,598
Unsecured borrowings
Other short-term loan	12-14%		_	7,033
Installments due within one year on long-term borrowings		68,743		96,398
Short-term borrowings - at amortized cost		$156,143		$180,029

Fair value of the long-term borrowings as at September 30, 2017 is $135,429 (March 31, 2017: $155,923). Fair values of long-term financial liabilities except retail bonds have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the respective entities within the Group. As at September 30, 2017, the fair value of retail bond amounting to $48,868 (March 31, 2017: $43,416) has been determined using quoted prices from the London Stock Exchange (LSE). Carrying amount of short-term borrowings approximates fair value.

3.	ACCEPTANCES

	September 30, 2017	March 31, 2017
	(in thousands)
Payable under the film financing arrangements	$8,883	$8,935
	$8,883	$8,935

Acceptances comprise of credit availed from financial institutions for payment to film producers for film co-production arrangement entered by the group. The carrying value of acceptances are considered a reasonable approximation of fair value.

4.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
Authorized
A ordinary shares of 30p each at September 30, 2017 and March 31, 2017	83,333,333	25,000

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	(in thousands)
As at March 31, 2016	32,949,314	24,960,654	$30,793
Issue of shares on April 1, 2016	1,750	—	1
Issue of shares on July 29, 2016	20,813	—	8
Issue of shares in August, 2016	387,613	—	153
Issue of shares in September, 2016	2,107,010	—	825
Issue of shares in October, 2016	98,500	—	36
Issue of shares in November, 2016	117,963	—	45
Issue of shares in December, 2016	14,580	—	6
Transfer of B Ordinary to A Ordinary share	5,581,272	(5,581,272)	—
Issue of shares of in January, 2017	4,200	—	2
Issue of shares of in February, 2017	17,437	—	5
Issue of shares of in March, 2017	11,750	—	3

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	(in thousands)
As at March 31, 2017	41,312,202	19,379,382	$31,877
Issue of shares on May 11, 2017	12,000	—	5
Transfer of B Ordinary to A Ordinary share	5,500,000	(5,500,000)	—
Transfer of B Ordinary to A Ordinary share	166,667	(166,667)	—
Issue of shares in July, 2017	56,491	—	24
Issue of shares in August, 2017	31,800	—	12
Issue of shares in September, 2017	200,000	—	78
Transfer of B Ordinary to A Ordinary share	1,000,000	(1,000,000)	—
As at September 30, 2017	48,279,160	12,712,715	$31,996

On May 11, 2017, the Company issued 12,000 shares entered into an exit agreement with an employee pursuant to which the Board approved a grant of 12,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $10.8 per share.

In May 2017, the company issued 90,000 shares entered into an exit agreement with an employee pursuant to which the Board approved a grant of 90,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $10 per share. These shares were issued in July and August 2017.

Between the months of May to September, permitted Class B shares aggregating to 6,666,667 were converted into Class A shares. This was effected through the cancellation of 6,666,667 Class B shares and subsequent issuance of the equivalent amount of Class A shares.

In June 2015, 300,000 ‘A’ ordinary shares awards were granted to the Group CFO with a fair market value of $21.34 per share. Subject to continued employment, these awards with nominal value exercise price vest annually in three tranches beginning June 9, 2016. As at September 30, 2017, 200,000 shares were vested and issued.

As at September30, 2017, none of the awards were forfeited.

5.	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Net Content Assets

As at September 30, 2017
Film and content rights	$1,454,316	$(855,323)	$598,993
Content advances	286,526	—	286,526
Film productions	3,842	—	3,842
Non-current content assets	$1,744,684	$(855,323)	$889,361

As at March 31, 2017
Film and content rights	$1,430,523	$(796,058)	$634,465
Content advances	266,232	—	266,232
Film productions	3,931	—	3,931
Non-current content assets	$1,700,686	$(796,058)	$904,628

6.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending September 30,		Six months ending September 30,
	2017	2016	2017	2016

IPO India Plan	$349	$564	$719	$1,213
JSOP Plan	—	906	615	1,811
Option award scheme 2012	96	244	197	497
2014 Share Plan	125	312	384	883
2015 Share Plan	31	113	67	215
Other share option awards	414	2,910	1,762	3,051
Management scheme (staff share grant)	1,267	3,456	3,727	6,854
	$2,282	$8,505	$7,471	$14,524

7.	EARNINGS PER SHARE

	Three months ended September 30,				Six months ended September 30,
	2017		2016		2017		2016
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings/(loss) attributable to the equity holders of the parent	$(1,931)	(1,931)	$(3,686)	(3,686)	$(3,258)	(3,258)	$(1,699)	(1,699)
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(120)	—	(184)	—	(237)	—	(346)
Adjusted earnings/(loss) attributable to equity holders of the parent	$(1,931)	(2,051)	$(3,686)	(3,870)	$(3,258)	(3,495)	$(1,699)	(2,045)

Number of shares
Weighted average number of shares	60,698,517	60,698,517	58,441,166	58,441,166	60,839,680	60,839,680	58,209,599	58,209,599
Potential dilutive effect related to share based compensation scheme	—	1,178,111	—	2,071,224	—	1,140,748	—	1,434,295
Adjusted weighted average number of shares	60,698,517	61,876,628	58,441,166	60,512,390	60,839,680	61,980,428	58,209,599	59,643,894

Earnings per share
Earning attributable to the equity holders of the parent per share (cents)	(3.2)	(3.3)	(6.3)	(6.4)	(5.4)	(5.6)	(2.9)	(3.4)

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

8.	BUSINESS SEGMENTAL DATA

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016

Revenue by customer's location
India	$27,570	$40,801	$54,569	$84,722
Europe	818	2,406	2,044	5,867
North America	1,090	2,030	2,259	4,727
Rest of the world	33,830	26,639	65,268	47,655
Total Revenue	$63,308	$71,876	$124,140	$142,971

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016

Revenue by group's operation
India	$25,403	$39,852	$50,771	$82,601
Europe	5,067	4,731	14,633	9,193
North America	397	484	577	1,892
Rest of the world	32,441	26,809	58,159	49,285
Total Revenue	$63,308	$71,876	$124,140	$142,971

9.	OTHER (LOSSES)/GAINS

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016

Gains on sale of available for sale financial assets	$—	$—	$—	$58
Net foreign exchange (losses)/gains	(2,230)	(567)	(3,932)	3,451
Loss on sale of property, plant and equipment	—	—	(4)	—
Credit impairment losses	(3,007)	—	(3,007)	—
Net Losses on derecognition of financial assets measured at amortized cost	(1,778)	—	(1,778)	—
Net Gain on held for trading financial liabilities	786	2,101	969	57
	$(6,229)	$1,534	$(7,752)	$3,566

The net (losses)/gains on held for trading financial liabilities in the three months ended September 30,2017 and 2016, respectively, principally relate to derivative instruments not designated in a hedging relationship.

10.	NON-CASH EXPENSE/(INCOME)

Significant non-cash expenses except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Six months ended September 30,
	2017	2016
	(in thousands)

Net gains on held for trading financial liabilities	$(969)	$(57)
Provisions for trade and other receivables	1,795	132
Impairment loss on content advances	—	828
Credit impairment losses	3,007	—
Net Losses on derecognition of financial assets measured at amortized cost	1,778	—
Unrealized foreign exchange loss/(gain)	4,062	(7,369)
	$9,673	$(6,466)

11.	NON GAAP-FINANCIAL MEASURES

Adjusted EBITDA(Non-GAAP)

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
	(in thousand)
Net income (GAAP)	$2,216	$(1,395)	$4,014	$2,044
Income tax expense	831	4,049	3,817	6,629
Net finance costs	5,169	4,374	10,553	7,567
Depreciation	270	183	533	393
Amortization(1)	356	76	725	770
EBITDA	8,842	7,287	19,642	17,403
Share based payments(2)	2,282	8,505	7,471	14,524
Gains on sale of available – for – sale financial assets	—	—	—	(58)
Credit impairment losses	3,007	—	3,007	—
Net losses on derecognition of financial assets measured at amortized cost	1,778	—	1,778	—
Loss on sale of property	—	—	4	—
Net losses/(gains) on held for trading financial liabilities	(786)	(2,101)	(969)	(57)
Adjusted EBITDA (Non-GAAP)	$15,123	$13,691	$30,933	$31,812

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.